                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article discussing the Merger. The article is posted on HP's internal web site.

SENIOR LEADERS UPDATED

THE COMPANY'S TOP MANAGERS GATHER DECEMBER 13 IN CUPERTINO, CALIFORNIA, TO DISCUSS MERGER NEWS AND TO SHARE QUESTIONS AND SUGGESTIONS ABOUT MOVING FORWARD.

About 100 of Hewlett-Packard's senior leaders met December 13 in Cupertino, California, for a merger update and the chance to share questions and concerns related to recent merger-related events that have been covered extensively in media reports. Another 75 or so leaders joined the conversation by phone.

In response to feedback from the November 20 Senior Leader Communication meeting, the majority of the one-and-a-half hour session was devoted to questions and comments from the audience. Leaders had also indicated, CEO Carly Fiorina said, that they wanted to meet once a month to keep apprised of the status and developments related to the merger.

All members of the Executive Council attended the meeting, with Carly and Computing Systems President Duane Zitzner delivering brief introductions before the Q&A session.

HP's leader began by putting recent events -- Hewlett-Packard Board Member Dick Hackborn's resignation from the Hewlett Foundation's board, and the Packard Foundation's preliminary decision to vote against the merger -- into context for leaders.

Carly said that she respected the Hewlett and Packard families' and foundations' interests, but was "disappointed and sad" about their decisions regarding the merger.

"Ultimately, it is our [HP board and management team] responsibility to build healthy, sustainable businesses," she stated. "That is the best way to protect jobs, it is the best way to serve customers and it is certainly the best way to serve the majority of our shareowners."

"We are absolutely convinced that while this company always has options," she continued, "we have chosen the best one."

Carly reaffirmed that the HP-Compaq merger accelerates HP's strategy, which remains unchanged. "Acquisitions are tactics, not strategy," she reminded the audience. "Now this is a big hummer tactic, but it's a tactic. It's a tactic based on the strategy we are pursuing, which we continue to reconfirm over and over again based on market requirements, customer requirements and where the industry is heading.

A HISTORY OF CHANGE

During the Q&A session, Larry Tomlinson, a 35-year HP veteran, reflected on the significant shifts the company has undergone over the years, adding that people sometimes overlook HP's history of radical change.

In response, Chief Financial Officer Bob Wayman encouraged senior leaders to spend time communicating with employees to help them put the enormous change associated with the merger into broader context. Media coverage and the short-term stock price, he said, amplify people's trepidation about the change.

Bill McGlynn, vice president and general manager, Digital Publishing Solutions, talked about the immense growth opportunities digital publishing offers HP. Calling the business a "portal into a lot of opportunity inside corporations, enterprises and big organizations," Bill shared how HP is working with Virgin Megastores to transform music and video content.

Another senior leader praised the communications the company has issued to describe the strategic advantages of the merger. His employees' concerns, he said, center on how the selection process for jobs will be implemented, rather than on strategic rationale.

Human Resources Vice President Susan Bowick responded by sharing some of the "urban legends" circulating around the company's Workforce Reduction Program. Reminding senior leaders that criteria included performance, skills and by reducing investment in certain businesses, Susan said that the Executive Council's goal was to implement a difficult business decision with as much dignity, respect and openness as possible. The company is approaching the Compaq integration in the same way, she added.

Other questions from senior leaders touched on execution, the mood at Compaq and the regulatory process associated with the merger.

In closing, Carly thanked senior leaders for their suggestions and said the Executive Council would "take action" on them. Leaders should continue to "look [their] people in the eye" and talk about the merger in their own way, she emphasized.

Execution on the integration, on HP's strategy and on the quarter, she reminded the audience, is everything. "To the extent we execute well, we have more and more options in front of us," she said. "It's always true and it has never been truer than now."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and

Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.


                                   * * * * *